

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2014

Via E-mail
Mr. Philip A. Choyce
Senior Vice President and Chief Financial Officer
Independence Contract Drilling, Inc.
11601 North Galayda Street
Houston, Texas 77086

> **Re:** **Independence Contract Drilling, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted May 13, 2014**
> **CIK No. 0001537028**

Dear Mr. Choyce:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

General

1. Please update your filing to include financial statements for the most recently completed interim period to comply with Rule 3-12 of Regulation S-X.

2. We may have additional comments once you supply the information you omit throughout the prospectus, file all omitted exhibits, and update the disclosure as necessary. Remember to allow enough time to respond to all such staff comments. Also please provide updated information regarding the status of your NYSE listing application, and promptly disclose any omitted information which has not been omitted pursuant to Securities Act Rule 430A.

3. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4. At page ii, you state in bold type that the information is "accurate only as of the date of this prospectus, regardless of the time of delivery of the prospectus…." Please remove the phrase "regardless of the time of delivery." See Rule 159(a) under the Securities Act. Also, we remind you that you have an obligation to update the prospectus if there has been a material change in your operations, financial condition, etc.

Prospectus Summary, page 1

Our Competitive Strengths, page 4

5. Revise to clarify whether your reference to having "one of the newest, most technologically advanced fleets" is based on the actual number of new rigs or instead is based on the percentage of your fleet that fits those parameters. We note the related disclosure at pages 57, 65, and 66.

6. Provide supplemental support for that referenced assertion, as well as other claims which appear under "Premium Rig Fleet with 100% High-Specification Rigs," including your:

    -   Capability to drill long laterals "more quickly, safely and efficiently";

    -   Having drilled "some of the longest horizontal wells to date in the Permian Basin"; and

    -   Ability to "command premium dayrates and maintain higher fleet utilization compared to our competitors…."

    Similarly, explain the basis for your belief at page 5 that you are "one of only a few land drilling contractors" implementing SEMS II workplace safety rules, and discuss the significance of such rules in greater detail in your related disclosure at page 42.

Risk Factors, page 13

7. Please revise this section to eliminate text which mitigates the risk you discuss, such as your efforts to obtain adequate insurance coverage and contractual protection (under "Our operations involve operating hazards" at page 16). Eliminate generic risks which would apply to all newly public companies, such as "The requirements of being a public company, including compliance with the reporting requirements" (page 28). Also revise the factors where appropriate to present the potential adverse consequences of each risk factor more directly, rather than suggesting that you cannot "assure" or "be certain" of a particular outcome.

<u>Use of Proceeds, page 35</u>

8. Revise to provide additional detail regarding the intended allocation of proceeds for the various items you list. For example, quantify the amounts to be allocated for the purposes you cite at pages 40 and 49, and discuss how much will come from other sources. At page 49, you indicate your plans to "fund these planned construction activities … utilizing a portion of the net proceeds from this offering, borrowings under our revolving credit facility and cash flow from operations."

<u>Management's Discussion and Analysis, page 40</u>

<u>How We Evaluate our Operations, page 42</u>

9. We note your disclosure explaining that your measures of utilization represent the number of days a rig is "operating under a contract" divided by the number of days the rig is "available for operation." Please expand your disclosure to clarify whether the denominator in these calculations is based on 365 days per calendar year, since acquiring the rigs, or some other figure, in which case also explain your formula and the underlying rationale. Please also clarify whether utilization necessarily reflects only days of generating revenue or also includes idle days where a rig may be dedicated to a contract but is not earning a day rate.

<u>Factors Affecting Comparability of Historical Operating and Financial Results, page 43</u>

10. We note your disclosure on page 11, explaining that your predecessor's line of business was "substantially different" and that readers should not evaluate your results based on your predecessor. We understand from your disclosure on page 41, that you generate revenues by providing contract drilling services. Please expand your disclosure in clarify the extent to which operating results of your predecessor relate to activities you will not conduct, explain how your handling of any similar costs of operating the facilities will differ, and clarify, if true, that you no longer intend to construct drilling rigs for third parties.

<u>Management, page 73</u>

11. Please revise the sketches, as necessary, to provide an unambiguous discussion of the most recent five years, pursuant to Item 401(e) of Regulation S-K.   As an example, the sketch for Mr. Proffit appears to be silent for the period from April 2012 through April 2013. Similar gaps or ambiguities appear in sketches for Messrs. Bates, Jacob, Einav, McNease, and Noonan.

Executive Compensation, page 78

Summary Compensation Table, page 78

12. Please expand your disclosure to describe the factors that were considered in awarding discretionary bonuses to your named executive officers. To the extent the achievement of predetermined goals was considered, please describe the goals.

13. Please explain to us why you determined that the discretionary bonuses awarded to your named executive officers for 2013 fiscal year performance should be reported as "Bonus" instead of "Non-equity Incentive Plan Compensation" in the summary compensation table. It appears that performance targets were involved.

Lock-up Agreements, page 92

14. We note the related risk factor disclosure at page 30, as well as the disclosure at page 100 regarding the potential discretionary release of locked-up shares. If there are any agreements or understandings regarding the potential early release of such shares, please disclose them.

Financial Statements

Independence Contract Drilling, Inc.

Note 1 – Nature of Operations, page F-7

Contribution Transactions, page F-7

15. Please address the following items with respect to your accounting and presentation of the contribution transactions completed on March 2, 2012:

- Tell us the extent to which the businesses involved were under common ownership or control prior to the transactions described.

- Explain why you have combined the GES and RigAssetCo transactions as a single business combination in the purchase price allocation on page F-8.

- Describe your rationale for viewing the transaction involving RigAssetCo not as an acquisition of assets but rather as an acquisition of a business.

Exhibits

16. Please file all omitted exhibits with sufficient time for staff review. Also, please ensure that all material contracts you file as exhibits are complete. For example, we note that the agreements filed as Exhibits 10.1, 10.3, and 10.6 appear to reference missing schedules and exhibits. Please refile such agreements to include all missing schedules and exhibits. Refer to Item 601(b)(10) of Regulation S-K. See also Instruction 2 to Item 601 of Regulation S-K.

Closing Comments

Prior to the effectiveness of your registration statement, please be sure that we receive a copy of the letter, or a call, from FINRA, stating that FINRA has finished its review and has no additional comments with respect to the proposed underwriting arrangements.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/ cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Attorney-Adviser, at (202) 551-3878 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: David Buck
        Andrews Kurth, LLP